1901 Capital Parkway
Austin, Texas 78746
April 11, 2014

VIA EDGAR SUBMISSION
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    EZCORP, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 27, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed February 7, 2014
File No. 0-19424

Dear Ms. Thompson:

We respectfully submit this response to the comments made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated March 31, 2014 with respect to the Staff’s review of our Form 10-K and Form 10-Q referenced above. For your convenience, we have repeated below in bold italic type the specific comment made by the Staff, and have set forth our response to each comment in plain text below such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Overview, page 28

1.
We note your statements on page 28 and 93 that your business consists of three reportable segments based on geography, including the U.S. & Canada segment, the Latin America segment, and the Other International segment, which includes but is not limited to the Cash Genie online business in the U.K. We also note your disclosure on page 32 that “[a]s of September 30, 2013, [y]our U.S. online lending business operated in six states. [. . .][You] also offer single- and multiple-payment loans online in the U.K.”

Given your disclosure on page 10 and elsewhere regarding your belief that the “largest growth opportunities are with [. . .] online lending,” please revise your Management Discussion and Analysis to discuss the role of online lending and sales in the context of your business strategy and your liquidity, capital resources and results of operations. Please show us what this disclosure will look like.

Response: We propose to add the following disclosure (or substantially similar disclosure based on the then current results) to our "Management's Discussion and Analysis of Financial Condition and Results of Operations" in future filings, beginning with our next Quarterly Report on Form 10-Q, which will be filed on or about May 9, 2014:

The Company’s online lending and selling activities are a part of our store led integrated multichannel strategy. We offer easy cash solutions to our customers across channels, products, services, and markets. Our investments in marketing and technology are centered around this integrated multichannel strategy of providing easy cash solutions to our customers when they want them and how they want to access them.

We utilize various online channels to sell merchandise, including Amazon, Craigslist, EBay, and Kijiji among others. Our merchandise pricing is consistent between our in-store and online sales channels. Working capital for our online channels is funded from the same sources as the working capital for our storefront activities.

In our US & Canada segment pawn stores, we acquire inventory for retail sales through pawn loan forfeitures, purchases of customers’ second hand merchandise, or purchases of new or refurbished merchandise from third party vendors. We sell the acquired inventory through our in-store and online channels. The online channel pulls inventory from our in-store inventories. In the fiscal years ended September 30, 2013, 2012, and 2011, our online merchandise sales represented approximately 5%, 2%, and a nominal percent of our total merchandise sales, respectively.

We believe our storefront presence creates a competitive advantage for our online lending offerings, and we are continually looking for opportunities to integrate our online and storefront offerings so that our customers can interact with us seamlessly across all channels. In the states in which we are registered to offer online lending products, our investments in operations, technology, and marketing allow our customers to access loan products in-store or online. Customers are able to start an application online and finish the loan process in-store, speak to a customer service representative in one of our call centers, and chose to make a loan payment for a loan obtained online in one of our storefront locations. In addition, our proprietary underwriting software works seamlessly across both our storefronts and our online applications. We began online lending in the second half of fiscal 2012. In the fiscal years ended September 30, 2013 and 2012, our online lending fees represented approximately 11% and 5% of our total consumer loan fees and interest, respectively.

2. We note your indication on pages 10 and 18 that your growth plans include significant expansion in Mexico. Here or in an appropriate place in your annual report, please elaborate upon these plans to discuss in greater detail your expansion plans, including where and how you plan to expand including your plans for financing.

Response: We believe, and have disclosed, that there are growth opportunities within all three of our segments. We propose to include the following disclosures (or substantially similar disclosures based on the then current results) in our "Management's Discussion and Analysis of Financial Condition and Results and Operations" in future filings, beginning with our next Quarterly Report on Form 10-Q, which will be filed on or about May 9, 2014:

Within our Mexican payroll withholding lending business, Grupo Finmart will continue to sign new convenios with federal, state, and local governments as well as further penetrate the existing convenios. As of September 30, 2013, our lending penetration into the booked convenios was approximately 6%, which indicates further growth opportunities. In addition, we are seeking to diversify our product offerings to this customer base. We expect to continue to obtain local financing to fund the lending growth within this business activity, which we anticipate will continue to be non-recourse to EZCORP.

We intend to continue to open new stores in our Mexican pawn business, but will adjust growth from time-to-time to conform to near-term market conditions. The Mexican pawn and retail environment has mirrored the US and Canada pawn and retail environment as gold prices have dropped and the industry has seen a shift from gold and jewelry pawn activity to general merchandise pawn activity. We intend to secure local financing for our Mexican pawn growth.

We also plan to open more buy/sell stores in Mexico over time. As of September 30, 2013, we operated 19 buy/sell stores within the Mexican market. We intend to finance this planned growth using cash flow generated from our Mexican operations, as well as local financing.

3. We note your disclosure on page 31, “We record a valuation allowance for obsolete or slow-moving inventory based on the type and age of merchandise. We generally establish a higher allowance percentage on general merchandise, as it is more susceptible to obsolescence, and establish a lower allowance percentage on jewelry, as it generally has greater inherent commodity value. At September 30, 2013, our total allowance was 2.8% of gross inventory, compared to 4.9% at September 30, 2012. Changes in the valuation allowance are charged to merchandise cost of goods sold.” We also note the disclosure on page 6 where you state that the lower valuation allowance is reflective of “periodic analyses.” Explain to us in further detail the analyses that were performed which necessitated this significant decrease in the allowance and explain to us if you identified any deficiencies or errors related to your previous valuation methods. Also confirm to us that inventory reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

Response: The change in total inventory valuation allowance percentages reflected a change in accounting estimate and did not reflect a change in valuation policy. We periodically review and update our reserve rates to ensure that an adequate LCM valuation allowance exists as of each balance sheet date. There were no deficiencies or errors identified during our periodic reviews. We confirm that inventory reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

Our inventory reserve is dependent on our ability to predict future events based on historical trends. We consider inventory agings by category (including jewelry, electronics, and other general merchandise categories), gross margin trends, and sales trends. Unexpected variations in sales and sales gross margins, inventory turnover, or other factors, including fluctuations in gold prices or new product offerings, could increase or decrease the inventory reserves. We also consider macroeconomic considerations, such as the results and forecasts of retailers that sell similar new and second hand merchandise, gold prices, and competitive trends.

Over the past three years, we've added merchandise category managers to help us proactively manage our inventories, plan and execute fluid promotional schedules, manage a markdown cadence, and help plan and coordinate merchandise assortments in our storefronts and online. Additionally, merchandising processes, systems, and coordinated in-store and online events have been put in place over the past couple of years, which add to the retail experience for the customer.

The detailed analyses that we periodically perform to determine the adequacy of our inventory reserves include a review of aged average store inventories, analyses of gross margins by category and by inventory age classifications, including a review of gross margin performance by operational region. We also prepare a theoretical required reserve based on our rolling merchandise sales forecasts, which project gross margins on future sales based on the continued sell-through of inventories, to ensure reserves as of a balance sheet date are adequate. The inventory valuation reserves rates from September 30, 2012 to September 30, 2013 were decreased due to improved gross margins on aged inventory. Gross margin overall improved due to increased focus on assessing value of pawn collateral and the investment in category management, merchandising systems, and coordinated marketing.

4. Please explain to us and disclose the reasons for the materially different effective tax rates of your continuing and discontinued operations.

Response: Approximately 55% of the pre-tax loss from discontinued operations was from our Canada operations, which has a net operating loss carryforward, against which we have provided a valuation allowance.  In addition, Mexico accounted for approximately 31% of the pre-tax loss from discontinued operations.  Our effective tax rate in Mexico is 5% lower than the effective tax rate for our U.S. operations and accounted for a larger percentage of the discontinued operations loss compared to Mexico’s percentage of income from continuing operations. The combination of a net operating loss in Canada and a lower tax rate in Mexico resulted in a materially different tax rate for discontinued operations compared to continuing operations. We will expand our tax rate disclosure in future filings to include the reasons for the materially different rates between periods.

Critical Accounting Policies and Estimates, page 33
Goodwill and Other Intangible Assets, page 36

5. Given the material amount of goodwill on your balance sheet, please consider the following guidance when preparing your future filings. Please clearly indicate within your Critical Accounting Policies and Estimates how you determine your reporting units for purposes of goodwill impairment testing and disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If you believe no reporting units are at risk or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please ensure you disclose the following:

▪	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

▪	A description of the methods and key assumptions used and how the key assumptions were determined;

▪
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

▪	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: In our next Form 10-K filing, we will include in "Critical Accounting Policies and Estimates" a discussion of how we determine our reporting units for purposes of goodwill impairment tes ting and will disclose whether any of our reporting units are at risk of failing step one of the impairment test. If we believe no reporting units are at risk or if material goodwill is allocated to a reporting unit that is at risk but we believe a material impairment charge is unlikely even if step one was failed, we will also disclose this. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, we will disclose the following:

▪	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

▪	A description of the methods and key assumptions used and how the key assumptions were determined;

▪
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty will provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

▪	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 37

6. You discuss the business reasons for changes in the various line items of your statements of operations. In circumstances where you identify more than one business reason contributing to a change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you state on page 39 that operations expense increased 15%, or $44.1 million, “due to higher operating costs at new and acquired stores, increased labor, benefits and additional investments made in infrastructure to support our growth.” While this information is helpful, you do not quantify the extent to which the segment expenses were affected by each of these reasons. Please also quantify, to the extent material, the impact of foreign currency fluctuations on each line item. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response: In future filings, beginning with out next Quarterly Report on Form 10-Q, which will be filed on or about May 9, 2014, we will include additional commentary in our "Results of Operations" to quantify the incremental impact of each individual business reason for changes in the various line items of our statements of operations. In addition, we will disclose the impact of foreign currency fluctuations when applicable and material. As an example, the disclosure you note on your comments would be revised as follows:

Operations expense increased 15%, or $44.1 million, due to $19.9 million increase in operating costs at new and acquired stores, $12.8 million increase in labor and benefits, and $11.4 million increase primarily attributable to additional investments made in infrastructure to support our growth.

Other International, page 42

7. We note your statement that the $5.5 million decrease of equity in the net income of unconsolidated affiliates was partially due to “a prior period adjustment of Cash Converter's earnings.” Explain to us in detail the nature of this prior period adjustment.

Response: For the fiscal year ended September 30, 2013, our equity in net income of unconsolidated affiliates decreased $5.5 million from the prior year. The total decrease of $5.5 million includes $1.3 million related to a prior period adjustment of Cash Converters' earnings. This adjustment represents approximately 1% of net income attributable to EZCORP, Inc. in fiscal years 2010, 2011 and 2012 and was not considered material.

On September 12, 2012, CCV, an EZCORP equity method investee, announced a restatement of their financial statements for their fiscal year ended June 30, 2010 for the correction of an error related to the accounting for a termination payment.

We learned about this restatement during our review of CCV’s financial statements for purposes of our fiscal year September 30, 2012 reporting. Based on the timing of becoming aware of this adjustment and after performing our materiality analysis, we determined that this adjustment was immaterial to the fiscal 2012 financial statements based on quantitative and qualitative measures. As a result, management left this adjustment unrecorded for fiscal 2012 and recorded it in the fiscal year ended September 30, 2013, which we again considered immaterial to our financial statements based on quantitative and qualitative measures.

In our next Form 10-K filing, we will include disclosure of the quantification of the amount of the prior period adjustment.

Report of Independent Registered Accounting Firm, page 57

8. After consulting with your predecessor auditor, please explain to us why their audit opinion does not contain an explanatory paragraph indicating the financial statements have been restated for the correction of an error disclosed on page 63. Please refer to paragraph 18A.of AU Section 508.

Response: After considering AU Section 508-18A, our predecessor auditor determined that the correction of the error disclosed on page 63 was not a material misstatement in previously issued financial statements. Therefore, our predecessor auditor concluded that the error did not need to be recognized in their opinion through the addition of an explanatory paragraph.

Note 1: Organization and Summary of Significant Accounting Policies, page 63
Prior Year Cash Flow Statement Correction of Error, page 63

9. It appears the cash flow statement error you disclose and labeled “restated” was quantitatively material to your fiscal 2012 operating and financing activities cash flows. Please address the following items:

•
Please tell us how and when you identified this error. Explain to us your basis for not amending your previously filed Form 10-K for the fiscal year ended September 30, 2012 to provide restated financial statements. Since you also did not file an Item 4.02 Form 8-K or label the statement of cash flows “as restated” and your auditors did not reference the error in their audit report, it appears you might have concluded that the adjustment represented the correction of an immaterial error. Please provide us with your qualitative and quantitative assessment of materiality which supports a conclusion that the adjustment was not material to your historical financial statements. Please refer to SAB Topic 99.

Response: During the preparation of our fiscal 2013 statement of cash flows, we identified classification errors in our fiscal 2012 statement of cash flows. These errors related to our acquisition of Grupo Finmart, which occurred in January 2012 and does not impact any prior fiscal years. These errors were due to the presentation of our amortization of debt premium and amortization of consumer loan discounts in net cash flows used in investing and financing activities, respectively, as opposed to net cash provided by operating activities. Both of these items represented non-cash transactions and should have been included as adjustments to reconcile net income to net cash provided by operating activities as indicated in ASC 230-10-45-28, Statement of Cash Flows. In addition, we identified a classification error related to dividends from unconsolidated affiliates. See below for materiality analysis:

	September 31, 2012
	As originally Filed	Adjustments			As restated	Change	% Change
		(i)	(ii)	(iii)
	(in thousands)
Net cash provided by operating activities	$150,448	$(14,303)	$5,560	$(788)	$140,917	$9,531	7%	(a)
Net cash used in investing activities	(211,205)	—	(5,560)	—	(216,765)	5,560	(3)%	(b)
Net cash provided by financing activities	84,175	14,303	—	788	99,266	(15,091)	(15)%	(c)
Effect of exchange rate changes on cash and cash equivalents	1,090	—	—	—	1,090	—	—%
Change in cash and equivalents	$24,508	$—	$—	$—	$24,508	$—	—%

(a)	The total change in cash provided by operating activities was due to:

i.	The $14.3 million non-cash adjustment for debt premium amortization;

ii.	The $5.6 million in dividends from unconsolidated affiliates; and

iii.	The $0.8 million non-cash adjustment for loan discount amortization.

(b)	The total change in cash used in investing activities was due to adjustment (ii) above.

(c)	The total change in net cash provided by financing activities was due to adjustments (i) and (iii) above.

After performing our materiality analysis, we determined that these adjustments were immaterial, individually and in the aggregate, to the financial statements taken as a whole. We considered both quantitative and qualitative measures. We concluded that the adjustments represented the correction of an immaterial error, and therefore did not amend our previously filed Form 10-K for the fiscal year ended September 30, 2012 but corrected the error in our current year Form 10-K. The following qualitative considerations were considered in the assessment:

•
The nature of the misstatements represented classification errors in the statement of cash flows for the fiscal year ended September 30, 2012 and did not affect earnings or mask a trend in earnings or overall cash flows.

•	The misstatements did not hide a failure to meet analysts' consensus expectations.

•	The misstatements did not change a cash inflow to a cash outflow or vice versa for any of the subtotals in the statement of cash flows.

•	The misstatements did not impact any segment specific disclosures.

•	The misstatements did not affect compliance with loan covenants or other contractual requirements.

•	The misstatements did not increase management's compensation.

•
We note that you classified the “Dividends from unconsolidated affiliates” line item within investing activities in your prior year Form 10-K, but reclassified this line item to operating activities in the current Form 10-K. Please explain to us the reason for this reclassification and clarify if it also represents the correction of an error. If an error, please include this adjustment in your materiality analysis.

Response: We previously presented dividends from unconsolidated affiliates as a line item within investing activities. In our current Form 10-K we presented dividends from unconsolidated affiliates as a component of operating activities as per ASC 230-10-45-16, which states that distributions received from returns on investments in equity securities such as interest or dividends represent returns on the investor’s investment and are therefore reported as cash flows from operating activities in the investor’s statement of cash flows. This reclassification represents the correction of an error and was included in our materiality analysis (see above for details).

•
Explain to us how this error impacted your conclusions reached with respect to your disclosure controls and procedures and your internal controls over financial reporting. In this regard, tell us and disclose if there have been any changes made to your internal controls over financial reporting subsequent to the discovery of the error.

Response: These errors were considered in our overall assessment of disclosure controls and procedures and internal controls over financial reporting, and we deemed them to be deficiencies but neither a significant deficiency nor a material weakness. There have been no changes in our internal controls over financial reporting subsequent to the discovery of the errors which would have required a separate disclosure. Having said that, we recognize that our business operations have become more complex and, consequently, have strengthened our internal controls by added staff to our corporate financial reporting function and our internal audit function.

•	Tell us if you disclosed the nature and amount of the $15.1 million refinancing gain in your fiscal 2012 Form 10-K.

Response: We disclosed the significant components of the $15.1 million refinancing gain in Note 8, “Long-term debt and capital lease obligations”:
"On June 29, 2012 Crediamigo renegotiated their revolving line of credit originally due 2016. The interest rate was decreased from 20% to 14.5% and the term was extended 6 months, now being due at the end of April 2017. The maximum borrowing capacity was also raised from $14.6 million to $22.0 million. Due to the substantial improvement in the renegotiated terms, the remaining unamortized premium of $2.8 million, valued at acquisition, was accelerated and recognized as a reduction to interest expense in our third fiscal quarter.

In September 2012, Crediamigo renegotiated their revolving line of credit due 2015. Effective October 1, 2012 the interest rate was decreased from 18% to TIIE plus a 6% margin, total of 11% at September 30, 2012. Due to the substantial improvement in the renegotiated terms, the remaining unamortized premium of $4.4 million, valued at acquisition, was accelerated and recognized as a reduction to interest expense in our fourth fiscal quarter."

The remaining $7.9 million consists of various other items which we considered individually insignificant.

Note 3: Acquisitions, page 72

10. We note that the noncontrolling interest holders for certain of your subsidiaries have put options with respect to their shares. Please address the following comments:

•
Explain to us how you determined whether or not the put options are freestanding financial instruments as defined under ASC 480-10 or other applicable GAAP, such as ASC 815. If you determined that the put options are embedded features of the noncontrolling interest, please explain how you concluded the embedded put rights should not be recognized separately from the noncontrolling interest under ASC 815.

Response: We applied ASC 480-10, Distinguishing Liabilities from Equity, to determine whether the put options are freestanding financial instruments.  ASC 480-10 defines freestanding financial instruments as follows:
A financial instrument that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.
We have entered into put option agreements related to our noncontrolling interests in Grupo Finmart, Cash Genie, and Tuyo. These put options were entered into as part of the business transactions in which we acquired our interests in these entities and, therefore, were not entered into separate and apart from the entities' other transactions. Since these agreements are also not legally detachable, we concluded that these options are embedded features of the related non-controlling interests.
We further determined that the embedded feature should not be recognized separately from the noncontrolling interest pursuant to ASC 815-15-25-1, Derivatives and Hedging. ASC 815-15-25-1 states that:
An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

This criteria is not met. Based on ASC 815-15-25-16 we examined these put option agreements and determined the embedded features and related noncontrolling interest agreements have the same economic characteristics and risks. The embedded features in the form of stock have equity characteristics. If exercised, they decrease our noncontrolling temporary equity interest in these subsidiaries.

b.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

This criteria is met. We are not remeasuring the noncontrolling interest at fair value. We discounted the originally recorded fair value of noncontrolling interest based on lack of marketability based on the terms of the put option in place and length of the exercise period.

c.	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic.
In order to determine if the embedded feature would be a derivative instrument on its own, we examined the criteria in ASC 815-10-15-83:

a.
Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings

2.	One or more notional amounts or payment provisions or both.

b.
One or more notional amounts or payment provisions or both. Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement

2.	It can readily be settled net by a means outside the contract

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
All the above criteria are met with an exception of net settlement. The put option agreements do not have a net settlement feature. Furthermore, since there is no open market for the stock of either Grupo Finmart, Cash Genie or Tuyo, we do not believe the shares can be readily converted to cash. Consequently, a separate instrument with the same terms as the embedded derivative would not be a derivative instrument subject to the requirements of Subtopic 815-10.
As a result of the above analysis, we believe that the embedded features should not be recognized separately from the noncontrolling interest pursuant to ASC 815-15-25-1 (a) and (c).

•
We note from your disclosure on page 75 that the Cash Genie noncontrolling interest holders exercised their put options during fiscal 2013. Please tell us how this transaction impacted your EPS computations, if at all, and how you apply the EPS guidance of ASC 480-10-S99-3A-22b.

Response: This transaction did not impact our EPS calculations based on provisions of ASC 480-10-S99-3A-21 and 22b. ASC 480-10-S99-3A-22b states that:
“Adjustments made to the carrying amount of a noncontrolling interest issued in the form of a common stock instrument to reflect a fair value redemption feature do not impact earnings per share.”

Upon exercise of the put option, the seller requires the buyer to purchase any or all of the shares of stock subject to the option at the price which approximates its fair value. Cash Genie is a privately held subsidiary and the fair value of its shares is not readily available. ASC 480-10-S99-3A-21 further states that:

“FN18 Common stock that is redeemable based on a specified formula is considered to be redeemable at fair value if the formula is designed to equal or reasonably approximate fair value.  The SEC staff believes that a formula based solely on a fixed multiple of earnings (or other similar measure) is not considered to be designed to equal or reasonably approximate fair value.”

The Cash Genie put option price was determined based on a specified formula, which we believe reasonably approximated the fair value of the stock and was not solely based on multiples of earnings or similar measures. In addition, the option price paid for additional ownership interest percentage in fiscal 2013 approximated the original purchase price of the non-controlling interest percentage paid at fair value within 16 months of this exercise. We do not believe that the fair value of the stock significantly changed during this period. As a result, the put option price approximated the fair value and the exercise did not impact our EPS calculations.

Note 9: Long-Term Debt and Capital Lease Obligations, page 82

11. We note your disclosures on page 83 regarding the renegotiations of Grupo Finmart’s revolving line of credit during the third and fourth quarters of fiscal 2012. You disclose that you amortized the remaining unamortized premiums of $2.8 million and $4.4 million due to “the substantial improvement in the renegotiated terms” and reflected these amounts as reductions to interest expense. Citing authoritative accounting guidance, please tell us why these refinancings resulted in the accelerated amortization of debt premiums.

Response: In accordance with ASC 470-50-40-6, Debt, an exchange of debt instruments with substantially different terms is a debt extinguishment and shall be derecognized. A debtor could achieve the same economic effect as an exchange of a debt instrument by making a substantial modification of terms of an existing debt instrument. Accordingly, a substantial modification of terms shall be accounted for like an extinguishment.

Per ASC 470-50-40-10, from a debtor's perspective, a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument

As stated in our Note 9, “Long-term debt and capital lease obligations,” in fiscal 2012, Grupo Finmart renegotiated their two revolving lines of credit originally due in 2015 and 2016. As part of these modifications the interest rates decreased from 18% to Mexican Interbank Equilibrium ("TIIE") plus 6% (or 10.2% at September 30, 2013) and from 20% to 14.5% for the lines of credit, respectively. Additionally, the revolving facility originally due in 2016 was extended six months to April 2017.

In order to determine whether these modifications were substantially different pursuant to ASC 470-50-40-10, we performed the present value analysis of the cash flows under the terms of the new debt agreements and compared them to the remaining cash flows under the terms of the original agreements for each of the lines of credit. Based on the performed analysis the difference in the cash flows is greater than 10%. As a result, we determined that our transactions qualified for debt extinguishment treatment; therefore, the amortization of the debt premium recorded at acquisition was accelerated.

Note 20: Allowance For Losses and Credit Quality of Financing Receivables, page 99

12. You disclose on page 99 that you consider one payment of a multiple-payment consumer loan to be defaulted if one payment is delinquent and consider the entire loan to be defaulted if more than one payment is delinquent at any time. Based on your table on page 101, however, we note that you have a $29.5 million recorded investment in unsecured long-term consumer loans at September 30, 2013 that are greater than 90 days past due and still accruing interest. Since we would expect that loan repayments are made on at least a monthly basis and that financing receivables greater than 90 days past due would likely have at least two missed payments, please tell us why this column reflects a balance. If our understanding is incorrect, please advise.

Response: We propose to modify our disclosures in future filings, beginning with our next Quarterly Report on Form 10-Q, which will be filed on or about May 9, 2014, as follows:

Grupo Finmart's unsecured long-term consumer loans are considered in current status as long as the customer is employed ("in payroll"). Loans outstanding from customers no longer employed ("out of payroll") are considered current if payments are made by the due date. However, if one payment of an out of payroll loan is delinquent, that one payment is considered defaulted. If two or more payments of an out of payroll loan are delinquent at any time, the entire loan is considered defaulted. The $29.5 million recorded investment in unsecured long-term loans at September 30, 2013 that are greater than 90 days are related to customers that are in payroll.

In future filings, beginning with our next Quarterly Report on Form 10-Q, which will be filed on or about May 9, 2014, we will bifurcate the table as follows and clarify the nature of the in payroll and out of payroll loans:

								Total		Investment
	Days Past Due				Total		Loan	Financing	Allowance	> 90 Days
	1 - 30	31 - 60	61 - 90	> 90	Past Due	Current	Discount	Receivable	Balance	Accruing
	(in thousands)
Unsecured long-term consumer loans:
September 30, 2013
In Payroll	$8,726	$5,246	$1,392	$29,492	$44,856	$63,209	$(667)	$107,398	$759	$29,492
Out of Payroll	183	109	192	—	484	258	(7)	735	214	—
	$8,909	$5,355	$1,584	$29,492	$45,340	$63,467	$(674)	$108,133	$973	$29,492

Valuation and Qualifying Accounts, page 106

13. Please present activity within your rollforwards on a gross basis.

Response: In our next Form 10-K filing, we will present the activity within our rollfoward tables on a gross basis. As an example of what this disclosure will look like, the following table from our Form 10-K for the fiscal year ended September 30, 2013 has been presented on a gross basis.

		Additions
Description	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Deductions	Balance at End of Period
	(in thousands)
Allowance for valuation of inventory:
Year Ended September 30, 2013	$5,574	$5,409	$53	$(6,790)	$4,246
Year Ended September 30, 2012	$9,481	$6,727	$—	$(10,634)	$5,574
Year Ended September 30, 2011	$5,709	$7,102	$—	$(3,330)	$9,481
Allowance for uncollectible pawn service charges receivable:
Year Ended September 30, 2013	$11,427	$4,150	$—	$(5,603)	$9,974
Year Ended September 30, 2012	$10,720	$5,379	$—	$(4,672)	$11,427
Year Ended September 30, 2011	$9,949	$5,170	$—	$(4,399)	$10,720
Allowance for uncollectible consumer loan fees and interest receivable:
Year Ended September 30, 2013	$4,430	$—	$11,324	$(13,987)	$1,767
Year Ended September 30, 2012	$571	$—	$16,467	$(12,608)	$4,430
Year Ended September 30, 2011	$431	$—	$4,951	$(4,811)	$571
Allowance for valuation of deferred tax assets:
Year Ended September 30, 2013	$2,242	$—	$—	$(1,583)	$659
Year Ended September 30, 2012	$1,425	$817	$—	$—	$2,242
Year Ended September 30, 2011	$1,273	$152	$—	$—	$1,425

Item 11. Executive Compensation, page 115
Components of Compensation, page 121
Discretionary Bonuses, page 123

14. With a view towards improving future disclosure, please tell us how the Compensation Committee assessed performance with respect to the discretionary bonuses awarded to certain executive officers awarded in connection with either (a) your fiscal 2013 performance and “achieve[ment of] important strategic objectives (including geographic, product and channel diversification)” or (b) the “formulat[ion of] an effective plan for fiscal 2014,” as applicable. Please describe the analysis the Committee undertook to determine the various payout levels and amounts.

Response: In November 2012, the Compensation Committee of the Board of Directors (the "Committee") approved the Incentive Compensation Plan for fiscal 2013 (the "2013 ICP"), which provided for annual cash bonus opportunities to participants, including the executive officers. The extent to which incentive bonuses were earned under the 2013 ICP, or whether incentive bonuses were earned at all, was expressly contingent on the achievement of specified business performance measures, consisting of consolidated net income or business unit contribution or both, as well as an assessment of individual performance.

Prior to the end of 2013, it was apparent that the specified business performance measures under the 2013 ICP would not be achieved. Nevertheless, senior management determined that some bonus payouts for some participants would be in order and established a discretionary bonus pool of $2.3 million. In November 2013, after substantial completion of the fiscal 2013 audited financial statements, the Committee formally determined that no incentive bonus payouts would be made under the 2013 ICP due to failure to achieve the specified performance measures. At that time, the Committee specifically authorized the Chief Executive Officer to award discretionary bonuses to plan participants, including the executive officers, in such amounts and based on such criteria as the CEO considered appropriate, provided that (1) no discretionary bonus could be awarded to any current Named Executive Officer, (2) the amount of any individual discretionary bonus could not exceed $150,000 and (3) the aggregate amount of all discretionary bonuses could not exceed $2.3 million.

The decision to authorize the award of discretionary bonuses even though the performance measures specified in the 2013 ICP had not been achieved was principally the result of the Committee's consideration of the following:

•
The Company's fiscal 2013 financial performance had been adversely affected by external factors beyond management's control (for example, the continued challenging gold environment and regulatory changes affecting parts of our financial services business) and the Board-supported decisions to invest in future growth opportunities. Despite these external factors, we had achieved notable operating success — revenue growth of 14% during fiscal 2013 (excluding the portion of our business that was most acutely impacted by the external gold environment) and growth in net earning assets of 20%.

•
Further, we had made notable progress in diversifying our business from a geographic, product and channel standpoint, an important strategic objective set by the Board. This progress was reflected in the following performance:

•	Revenues in the Latin America and Other International segments increased 54% during fiscal 2013;

•
Consumer loan fees and interest increased 24%, primarily attributable to the continued growth in the consumer loan business in Mexico and the addition of new and refined products in the U.S. and Canada;

•	During the year, we had completed the acquisition of a U.S. online lending business, thus adding a significant new channel opportunity in the U.S. for our financial services business; and

•	During the year, we had acquired a controlling interest in a new buy/sell business in Mexico, further diversifying our product and channel offerings there.

The Committee also considered the diligent efforts of our employees in a challenging environment and the employee goodwill and retention value associated with making some level of bonus payments even though not fully earned under the terms of the 2013 ICP.
All of these factors were discussed in the "Compensation Discussion and Analysis" section of our fiscal 2013 Form 10-K.
Following consideration of these factors, the Committee approved the award of discretionary bonuses to executives (including the executive officers other than as noted above) and other employees. The CEO was authorized to determine amounts of individual bonus awards, subject to the Committee-imposed limitations noted above. The individual awards generally ranged from 40% - 60% of the target awards under the 2013 ICP.
Taking into consideration the fact that senior management is responsible for effectively managing the Company through external challenges and that fact that management had not yet presented a financial and operating plan for fiscal 2014, the Committee declined to award any discretionary bonuses to Sterling Brinkley (Executive Chairman), Paul Rothamel (Chief Executive Officer) or Mark Kuchenrither (Chief Financial Officer). Over the course of the next few weeks, management, at the request of the Board and led by Mr. Brinkley, Mr. Rothamel and Mr. Kuchenrither, prepared and presented a financial and operating plan for fiscal 2014. That plan included:

•	A detailed and comprehensive analysis of the Company's fiscal 2013 performance, including the positive and negative factors that drove performance;

•	A quarter-by-quarter revenue and income plan, both consolidated and by segment;

•	A quarter-by-quarter cash flow plan, both consolidated and by segment, as well as a schedule of cash flow improvement opportunities;

•	Detailed G&A expense plans, both consolidated and by segment, including opportunities; and

•	A review of the segment and business unit-level initiatives that would drive achievement of the plan and additional opportunities.

Following presentation of this plan, the Board determined that the plan would be an effective plan for addressing the Company's present challenges and returning the Company to appropriate earnings growth rates and represented an outstanding response to a difficult environment. In recognition of the leadership and guidance provided by Mr. Brinkley, Mr. Rothamel and Mr. Kuchenrither in formulating the fiscal 2014 financial and operating plan, the Committee approved discretionary bonuses for each of them. The amounts of the individual awards were not set by reference to specific target formulas.

A summary of this rationale and analysis is included in the "Compensation Discussion and Analysis" section of the fiscal 2013 Form 10-K (see page 123). Because the discretionary bonuses awarded to Mr. Brinkley, Mr. Rothamel and Mr. Kuchenrither constituted fiscal 2014 compensation, the Committee's rationale and analysis will be included, in detail along the lines set forth above, in the "Compensation Discussion and Analysis" section of the fiscal 2014 Form 10-K.

Summary Compensation Table, page 126

15. We note the amounts shown in the Summary Compensation Table for 2013 in the Salary column. With a view towards improving future disclosure, please explain to us, in detail, how you calculated those amounts.

Response: In future annual Form 10-K filings, we will add an explanation as to how we calculated the Salary amounts in the Summary Compensation Table. A footnote to the Summary Compensation Table as follows will be included:

(a) The Salary amounts in the above Summary Compensation Table reflect the gross amounts of base salary paid to each of the Named Executive Officers during the fiscal years so noted. The Named Executive Officers received base salary adjustments effective October 1 for fiscal 2013 and January 1 for fiscal 2012 and 2011. Therefore, the amounts shown above for fiscal 2013 reflect the base annual salary. The amounts shown above for fiscal 2012 and 2011 reflect the base salary for three months of the prior calendar year and nine months of the current calendar year.

Form 10-Q for the Quarterly Period Ended December 31, 2013
Non-GAAP Disclosure, page 36

16. Although EBITDA should be reconciled to net income, we note you reconciled EBITDA to income from continuing operations. Accordingly, please revise your disclosure in future filings. Refer to Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated July 8, 2011 which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings, we will modify the disclosure to reconcile Net Income attributable to EZCORP, Inc. to EBITDA from continuing operations. Please note the reference to EBIDTA on page 36 referred to EBITDA from continuing operations. We believe disclosing EBITDA from continuing operations is useful to our investors, as it reflects our ongoing operations. For the quarter ended December 31, 2013, the reconciliation would have been as follows:

	Three Months Ended December 31,
	2013	2012
	(unaudited, in thousands)
Net income attributable to EZCORP, Inc.	$22,569	$30,717
Income (loss) from discontinued operations attributable to EZCORP, Inc.	(1,482)	1,706
Net Income from continuing operations attributable to EZCORP, Inc.	21,087	32,423

Interest expense, net	4,332	3,637
Income tax expense	9,881	16,672
Depreciation and amortization	9,406	7,274
EBITDA from continuing operations	$44,706	$60,006

Total Revenues	$269,357	$268,114

EBITDA from continuing operations margin	17%	22%
(EBITDA from continuing operations / Total Revenues)

* * * *

With respect to each of the above-referenced filings, we hereby acknowledge the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We appreciate your comments and assistance in improving our disclosures. We believe that none of the items identified for improvement represent material or misleading omissions or errors, and therefore, propose to incorporate the changes and improvements indicated above in our future filings, beginning with our next Quarterly Report on Form 10-Q, which will be filed on or about May 9, 2014, rather than amend our past filings.

Respectfully submitted,

/s/ Mark E. Kuchenrither
Mark E. Kuchenrither
Executive Vice President and Chief Financial Officer
EZCORP, Inc.